UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER: 1-14876


                                CUSIP NUMBER: N/A


(Check One):      [   ] Form 10-K    [X]    Form 20-F     [   ] Form 11-K
                  [   ] Form 10-Q    [ ]    Form N-SAR    [   ] Form N-CSR

                  For Period Ended:  December 31, 2003

         [__]     Transition Report on Form 10-K

         [__]     Transition Report on Form 20-F

         [__]     Transition Report on Form 11-K

         [__]     Transition Report on Form 10-Q

         [__]     Transition Report on Form N-SAR

                  For the Transition Period Ended:  _____________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A
                                                        -----------------------


                                     PART I
                             REGISTRANT INFORMATION

Hellenic Telecommunications Organization S.A.
---------------------------------------------
Full Name of Registrant

N/A
---------------------------------------------
Former Name if Applicable

99 Kifissias Avenue
---------------------------------------------
Address of Principal Executive Office
(Street and Number)

GR 15181 Amaroussion, Athens, Greece
---------------------------------------------
City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]          (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]          (b)  The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]         (c)  The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

     The Annual Report on Form 20-F of Hellenic Telecommunications Organization S.A. (the "Company") for the year ended December 31, 2003 cannot be filed within the prescribed time period (i.e. on or before June 30, 2004) because, on June 17, 2004, the Company's shareholders elected a new Board of Directors consisting of eleven members, seven of whom are serving on the Board for the first time. The new Board of Directors is scheduled to meet for the first time on June 25, 2004 and will require additional time to review and approve the Company's Annual Report on Form 20-F and the Company's audited financial statements.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Iordanis Aivazis                  +30 210 611 1250
                ----------------                --------------------
                     (Name)                   (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [X] Yes     [   ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
         [X] Yes     [  ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Extraordinary factors affecting net income in 2003 include (i) a gain of Euro 31.6 million from the sale of the Company's interest in Inmarsat Ventures Plc; (ii) the reversal of provisions relating to the Company's pension funding obligation, which has been settled; and (iii) the consolidation, beginning in March 2003, of Romtelecom, the Company's 54.01 percent-owned subsidiary, which provides fixed line and, through its wholly-owned subsidiary, mobile telephony services in Romania.


                  Hellenic Telecommunications Organization S.A.
                ------------------------------------------------
                  (Name of Registrant as Specified in Charter)


     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    June 23, 2004   By: /s/ Iordanis Aivazis
                             --------------------
                         Name: Iordanis Aivazis
                         Title:Chief Financial Officer, Group Financial Affairs